Exhibit 21.1

TODOS MEDICAL LTD.

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

Todos Medical USA	Nevada
Todos Medical Singapore Pte. Ltd.	Singapore
Corona Diagnostics LLC (a subsidiary of Todos Medical USA)	Nevada
Breakthrough Diagnostics Inc.	Nevada
Provista Diagnostics, Inc.	Delaware